

Canterbury Elder Gooch Surratt Shapiro & Stein

A Professional Corporation
Attorneys at Law

Occidental Tower
5005 LBJ Freeway, Suite 1000
Dallas, Texas 75244
(972) 239-7493 Telephone
(972) 490-7739 Facsimile

info@canterburylaw.com
www.canterburylaw.com

November 10, 2011

VIA EMAIL: bripps@vvit.us
Mr. Brad Ripps
Vista International Technologies, Inc.
88 Inverness Circle East, Suite N-103
Englewood, Colorado 80112

VIA EMAIL: maso1n@sbcglobal.net
Mr. Mason Brown
Brown-Lewisville Railroad Family First, LP
5610 Harbor Town Drive
Dallas, Texas 75287

> Re: Real Estate Sales Contract (the "Contract") by and between Vista International Technologies, Inc. ("Seller") and Brown-Lewisville Railroad Family First Limited Partnership ("Buyer") having an Effective Date of February 17, 2011 including all amendments, with respect to the real property consisting of approximately 26.9 acres, located in Dallas County ("Property")

Dear Gentlemen:

The parties acknowledge that the Feasibility Period expires on November 14, 2011. This letter agreement will confirm in writing recent discussions between Buyer and Seller regarding extending the Feasibility Period. As such, this letter agreement will serve as Amendment No. 3 to the Contract.

All terms and conditions used herein will have the meanings ascribed to them in the Contract. The Contract is amended as follows:

- The definition of "End of Feasibility Period" on page 3 of the Contract shall be amended by deleting "sixty days (60) days after the Effective Date" and substituting the following:

"January 17, 2012."

- Paragraph 3 on page 5 of the Contract shall be amended by deleting the first sentence and substituting the following sentence:

"Feasibility Period. During the period commencing on the Effective Date and expiring 5:00 pm Central Standard Time on January 17, 2012 (the "Feasibility Period"), Buyer shall have the right to investigate and inspect

Canterbury, Elder, Gooch, Surratt, Shapiro   Stein, P.C.

Messrs. Ripps and Brown
November 10, 2011
Page 2 of 3

the Property to determine whether or not the Property is suitable for Buyer's intended use."

Except as amended herein, all other terms and conditions of the Contract shall remain in full force and effect.

Notwithstanding anything contained herein to the contrary, in the event this letter agreement to extend the feasibility period is not executed by all parties on or before 5:00 pm Central Standard Time on November 14, 2011, this letter agreement shall serve as written notice from Buyer to Seller that Buyer hereby terminates the Contract; and in accordance with the Contract, the Title Company shall deliver the earnest money to Buyer, and both parties shall be released from all further obligations under this Contract, except those that specifically survive termination.

Please confirm your agreement to the above amendments to the Contract by executing this letter agreement where indicated below, which may be executed in counterparts.

Sincerely,



Patricia L. Stein

ACCEPTED AND AGREED TO BY:

SELLER:
VISTA INTERNATIONAL TECHNOLOGIES, INC.

By: _____
     Brad A. Ripps, Chief Executive Officer

Date: 11-11-11

ACCEPTED AND AGREED TO BY:

BUYER:
BROWN LEWISVILLE RAILROAD
FAMILY FIRST, LP

By: BLRR Management, LLC
Its: General Partner

By: _____
     Mason C. Brown, President

Date: 11-12-11

Canterbury, Elder, Gooch, Surratt, Shapiro   Stein, P.C.

Messrs. Ripps and Brown
November 10, 2011
Page 3 of 3

cc: VIA EMAIL: Phil.Rosenfeld@colliers.com
        Mr. Phil Rosenfeld
        Park Seventeen
        1717 McKinney Avenue, Suite 900
        Dallas, Texas 75202

        VIA EMAIL: sgregory@atlascr.com
        Mr. Scott Gregory
        Atlas Advisors Commercial Real Estate
        13721 Omega
        Farmers Branch, Texas 75244

        VIA EMAIL: LorimerD@ctt.com
        Mr. Dan Lorimer
        Chicago Title Company
        2001 Bryan Tower, 17th Floor
        Dallas, Texas 75201

        VIA EMAIL: delinda.tobar@ctt.com
        DeLinda Tober
        Chicago Title Company
        2001 Bryan Street, Suite 1700
        Dallas, Texas 75201